EXHIBIT 99.46

UNDERWRITING AGREEMENT

February 9, 2010

Fortuna Silver Mines Inc.
Suite #840
355 Burrard Street
Vancouver, BC.  V6C 2G8

Attention:	Mr. Jorge A. Ganoza Durant President and Chief Executive Officer

Dear Sirs:

We understand that Fortuna Silver Mines Inc. (the “Company”) proposes to issue and sell to the Underwriters (as defined below) 13,050,000 common shares in the capital of the Company (the “Firm Shares”) on the terms and conditions described herein.

Upon and subject to the terms and conditions contained in this Agreement and in reliance on the representations and warranties made herein, CIBC World Markets Inc. (“CIBC”), Canaccord Financial Ltd. (“Canaccord”) and BMO Nesbitt Burns Inc. (collectively, the “Underwriters” and each individually, an “Underwriter”) hereby severally offer, in the respective percentages set out in section 19 of this Agreement, to purchase from the Company, and by its acceptance of this Agreement the Company hereby agrees to sell to the Underwriters, all but not less than all of the Firm Shares, at the purchase price of $2.30 per Firm Share, being an aggregate purchase price of $30,015,000.  The Underwriters propose to distribute the Firm Shares in Canada pursuant to a short form prospectus to be filed by the Company in the Provinces of British Columbia, Alberta, Manitoba and Ontario and through one or more U.S. registered broker-dealer affiliates in the United States pursuant to an exemption from the registration requirements of the U.S. Securities Act (as defined below), all in the manner contemplated by this Agreement.

All offers and sales of Shares (as defined below) to persons in the United States will be made by the Underwriters through their U.S. registered broker-dealer affiliates to “qualified institutional buyers”, as such term is defined in Rule 144A under the U.S. Securities Act, in reliance upon the exemption from registration under the U.S. Securities Act from registration available under Rule 144A under the U.S. Securities Act and in reliance upon similar exemptions from registration under applicable state securities laws.

In consideration of the agreement of the Underwriters to purchase the Firm Shares and to offer them to the public, the Company agrees to pay to the Underwriters at the Time of Closing (as defined below) a fee equal to 5.0% (exclusive of federal goods and services tax, if applicable) of the purchase price for each of the Firm Shares sold by such party, or $0.115 per Firm Share.

By acceptance of this Agreement, the Company grants to the Underwriters an irrevocable right (the “Over-Allotment Option”) to purchase, severally and not jointly, up to 1,957,500 additional common shares in the capital of the Company (the “Additional Shares”) from the Company on the same basis (including the fee payable to the Underwriters per Additional Share) as the purchase of the Firm Shares.

If CIBC and Canaccord, on behalf of the Underwriters, elect to exercise the Over-Allotment Option, CIBC and Canaccord shall notify the Company in writing not later than 5:00 p.m. (Vancouver time) on the 30th day following the Closing Date (as defined below), which notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date and time at which such Additional Shares are to be purchased (the “Over-Allotment Closing Time”).  Such date may be the same as the Closing Date but not earlier than the later of: (i) the Closing Date, and (ii) three business days after the delivery date of such notice, nor later than five business days after the date of such notice.  Additional Shares may be purchased solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares, if any, and for market stabilization purposes.  If any Additional Shares are purchased, each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as CIBC and Canaccord may determine) that bears the same proportion to the total number of Additional Shares to be purchased as the number of Firm Shares being purchased by such Underwriter bears to the total number of Firm Shares purchased.  In this Agreement, references to “Closing Date” and “Time of Closing” include the Over-Allotment Closing Time, unless the context otherwise requires.

The Firm Shares and the Additional Shares are hereinafter referred to, collectively, as the “Shares”.

Terms and Conditions

The following are additional terms and conditions of this Agreement among the Company and the Underwriters.

1.	Definitions.

Where used in this Agreement, or in any amendment to this Agreement, the following terms will have the following meanings, respectively:

1.1	“affiliate” means an affiliate for purposes of section 1.2 of Ontario Securities Commission Rule 45-501 under the Securities Act (Ontario), as constituted at the date of this Agreement;

1.2
“Approvals” means the approvals of, or notices to, Regulatory Authorities and any other third party consents or waivers which are required in connection with the transactions contemplated by this Agreement;

1.3
“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, license, qualification, registration or similar authorization of any Governmental Body having jurisdiction over the Person;

1.4	“Beneficiaries” has the meaning given to that term in section 13.5 of this Agreement;

1.5	“Business Day” means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or in Vancouver, British Columbia;

1.6	“Claim” has the meaning given to that term in section 13.1 of this Agreement;

1.7
“Closing Date” means March 2, 2010 or any earlier or later date as may be agreed to in writing by the Company and CIBC and Canaccord on behalf of the Underwriters, each acting reasonably, but will in any event not be later than March 30, 2010;

1.8	“Continuing Underwriters” has the meaning given to that term in section 19 of this Agreement;

1.9	“Defaulted Shares” has the meaning given to that term in section 19 of this Agreement;

1.10	“distribution” means distribution or distribution to the public, as the case may be, for the purposes of the Securities Laws or any of them;

1.11
“Final Passport Receipt” means a receipt issued by the applicable securities commission, as principal regulator, pursuant to the Passport System and which evidences receipt by the securities commission in each of the Qualifying Jurisdictions of the Final Prospectus in accordance with Securities Laws;

1.12
“Final Prospectus” means the final short form prospectus of the Company relating to the qualification for distribution of the Shares under applicable Securities Laws in the Qualifying Jurisdictions, including the documents incorporated by reference therein unless the context otherwise requires;

1.13
“Financial Information” means the Company’s financial statements and management’s discussion and analysis incorporated by reference in the Prospectus, together with any auditors’ report thereon and the notes thereto;

1.14
“Governmental Body” means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the Regulatory Authorities;

1.15	“Indemnified Party” has the meaning given to that term in section 13.1 of this Agreement;

1.16
“Law” means any and all applicable laws, foreign or domestic, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, binding on or affecting the Person referred to in the context in which the word is used;

1.17
“Liens” means, with respect to any property or assets, any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of preemption, privilege, encumbrance, easement, servitude, right of way, community property right, restriction on transfer, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

1.18	“Lima Exchange” means the Bolsa de Valores de Lima;

1.19
“Material Adverse Effect” or “Material Adverse Change” means any effect on or change to the business of the Company and its subsidiaries, taken as a whole, that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, liabilities (contingent or otherwise), cash flow, income or business operations or prospects of such business, taken as a whole;

1.20
“material change” means a material change as defined in the Securities Laws or any of them or where undefined under the applicable Securities Laws of a jurisdiction and when used in respect of the Company and its subsidiaries, means a change in the business, operations or capital of the Company or its subsidiaries that would reasonably be expected to have a significant effect on the market price or value of any of the Shares and includes a decision to implement such a change made by the board of directors of the Company or by senior management of the Company where they believe that confirmation of the decision by the board of directors of the Company is probable;

1.21
“material fact” means a material fact as defined in the Securities Laws or any of them or where undefined under the applicable Securities Laws of a jurisdiction means a fact that significantly affects, or would reasonably be expected to have a significant effect on, the market price or value of the Shares;

1.22
“misrepresentation” means a misrepresentation as defined in the Securities Laws or any of them or where undefined under the applicable Securities Laws of a jurisdiction means (i) an untrue statement of a material fact or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

1.23	“Offering Documents” has the meaning given to that term in section 5.1 of this Agreement;

1.24	“Passport System” means the passport system procedures provided for under National Policy 11-202 “Process for Prospectus Reviews in Multiple Jurisdictions”;

1.25
“Person” includes any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, joint stock company, association, trust, trust company, bank, pension fund, trustee, executor, administrator or other legal personal representative, regulatory body or agency, Governmental Body or other organization or entity, whether or not a legal entity, however designated or constituted;

1.26	“Plans” means trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans;

1.27
“Preliminary Passport Receipt” means a receipt issued by the applicable securities commission, as principal regulator, pursuant to the Passport System and which evidences receipt by the securities commission in each of the Qualifying Jurisdictions of the Preliminary Prospectus in accordance with Securities Laws;

1.28
“Preliminary Prospectus” means the preliminary short form prospectus of the Company relating to the qualification for distribution of the Shares under applicable Securities Laws in the Qualifying Jurisdictions, including the documents incorporated by reference therein unless the context otherwise requires;

1.29	“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

1.30	“Qualifying Jurisdictions” means, collectively, the Provinces of British Columbia, Alberta, Manitoba and Ontario;

1.31	“Refusing Underwriter” has the meaning given to that term in section 19 of this Agreement;

1.32	“Regulation D” means Regulation D adopted by the SEC pursuant to the U.S. Securities Act;

1.33	“Regulation S” means Regulation S adopted by the SEC pursuant to the U.S. Securities Act;

1.34	“Regulatory Authorities” means the Securities Commissions, the TSX, the SEC and the Lima Exchange;

1.35	“SEC” means the United States Securities and Exchange Commission;

1.36	“Securities Commission” means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

1.37
“Securities Laws” means, collectively, the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement and the securities legislation and policies of each other relevant jurisdiction together with applicable published policy statements of the Canadian Securities Administrators;

1.38	“Selling Firms” has the meaning given to that term in section 4.1 of this Agreement;

1.39	“Standard Listing Conditions” has the meaning given to that term in section 5.3.4 of this Agreement;

1.40	“subsidiary” means a subsidiary as defined in section 1.1 of Ontario Securities Commission Rule 45-501 under the Securities Act (Ontario), as constituted at the date of this Agreement;

1.41
“Supplementary Material” means, collectively, any amendment to the Prospectus, any amended or supplemental prospectus or ancillary materials (each in the English and French languages) that may be filed by or on behalf of the Company under the Securities

Laws relating to the qualification for distribution of the Shares under applicable Securities Laws;

1.42	“Tax Act” means the Income Tax Act (Canada);

1.43	“Time of Closing” means 5:30 a.m. (Vancouver time) on the Closing Date, or any other time on the Closing Date as may be agreed to by the Company and the Underwriters;

1.44	“Transfer Agent” means Olympia Trust Company;

1.45	“TSX” means the Toronto Stock Exchange;

1.46	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations thereunder;

1.47	“U.S. Investment Company Act” means the United States Investment Company Act of 1940, as amended;

1.48
“U.S. Placement Memorandum” means the U.S. private placement memorandum to be delivered together with the applicable Prospectus to offerees or purchasers that are in the United States or purchasing for the account or benefit of a person in the United States;

1.49	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations thereunder; and

1.50	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Capitalized terms used but not defined in this Agreement have the meanings given to them in the Prospectus.

Any reference in this Agreement to a section, paragraph, subsection, subparagraph, clause or subclause will refer to a section, paragraph, subsection, subparagraph, clause or subclause of this Agreement.

All words and personal pronouns relating to those words will be read and construed as the number and gender of the party or parties referred to in each case required and the verb will be construed as agreeing with the required word and/or pronoun.

All references to dollar figures in this Agreement are to Canadian dollars.

2.	Attributes of the Shares.

The Shares to be sold under this Agreement by the Company will be duly and validly created and issued by the Company and, when issued and sold by the Company will have the attributes set out in the Prospectus.

3.	Filing of Prospectus and Qualification of Shares.

3.1	The Company will, as soon as possible following the execution of this Agreement, fulfill all legal requirements to be fulfilled by them to enable the Shares to be offered and sold to the public in each of the Qualifying Jurisdictions by or through the Underwriters and other investment dealers and brokers.  Without limiting the generality of the foregoing, the Company will, as soon as possible and in any event by no later than 4:00 p.m. (Vancouver time) on February 9, 2010, have prepared and filed the Preliminary Prospectus in each of the Qualifying Jurisdictions with the Securities Commissions under the Securities Laws, and shall have obtained the Preliminary Passport Receipt evidencing the issuance by the Securities Commissions of receipts for the Preliminary Prospectus.

3.2
The Company will, as soon as possible after any comments of the Securities Commissions have been satisfied and in any event by no later than 4:00 p.m. (Vancouver time) on February 18, 2010 or such later date as may be determined by the Underwriters, acting reasonably, have prepared and filed the Final Prospectus and obtained the Final Passport Receipt evidencing the issuance by the Securities Commissions of receipts for the Final Prospectus , in accordance with the Securities Laws, and have fulfilled and complied with, to the reasonable satisfaction of the Underwriters, the Securities Laws required to be fulfilled or complied with by the Company to enable the Shares to be lawfully distributed to the public in the Qualifying Jurisdictions by or through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Jurisdictions.

3.3
Prior to the filing of the Final Prospectus and thereafter until the completion of the distribution of the Shares, the Company shall have permitted the Underwriters to participate fully in the preparation of the Prospectus and shall have allowed the Underwriters to conduct all due diligence investigations which they reasonably require in order to fulfill their obligations as underwriters and in order to enable them responsibly to execute the certificates in the Prospectus required to be executed by them.  The signing of the Prospectus by the Underwriters will constitute the acknowledgment by the Underwriters of their satisfaction with the form and content of the Prospectus.

3.4
Until the date on which the distribution of the Shares is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution of the Shares or, in the event that the Shares have, for any reason, ceased so to qualify, to so qualify again the Shares, as applicable, for distribution.

4.	Distribution and Certain Obligations of Underwriters.

4.1
The Underwriters shall distribute the Shares to the public in Canada and on a private placement basis in the United States, only as permitted by applicable securities laws and upon the terms and conditions set forth in the Final Prospectus, the U.S. Placement Memorandum and in this Agreement.  The Underwriters and such other investment dealers and brokers are collectively referred to herein as the “Selling Firms”.  The Underwriters through their U.S. registered broker-dealer affiliates, will offer and sell shares only to qualified institutional buyers, as such term is defined in Rule 144A under the U.S. Securities Act, only in accordance with Rule 144A under the U.S. Securities Act and in compliance with applicable state securities laws, as contemplated by Schedule A hereto, the provisions of which are agreed to by the Company and the Underwriters and are incorporated by reference herein.  The Underwriters will not solicit offers to purchase or sell the Shares so as to require registration thereof or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions.  Any agreements between the Underwriters and the other Selling Firms will contain similar restrictions to the foregoing and the Underwriters will use their commercially reasonable efforts to cause the Selling Firms to comply with applicable securities laws.  For the purposes of this section, the Underwriters will be entitled to assume that the Shares are qualified for distribution in any Qualifying Jurisdiction in respect of which a Final Passport Receipt evidences that a receipt or similar document for the Final Prospectus has been obtained from the applicable Securities Commission following the filing of the Final Prospectus unless the Underwriters receive notice to the contrary from the Company or the applicable Securities Commission.

4.2
The Underwriters will complete and will use their reasonable commercial efforts to cause the Selling Firms (if any) to complete the distribution of the Shares as promptly as possible after the Time of Closing.  The Underwriters will notify the Company when, in the Underwriters’ opinion, the Underwriters and the Selling Firms (if any) have ceased distribution of the Shares and, promptly after completion of the distribution, will provide the Company, in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission.

4.3
Each of the Underwriters, severally and not jointly, represents and warrants to the Company, and acknowledges that the Company will be relying upon such representations and warranties in entering into this Agreement, that:

4.3.1	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

4.3.2	it is appropriately registered under the Securities Laws of the Qualifying Jurisdictions so as to permit it to lawfully fulfill its obligations hereunder.

4.4
The representations and warranties of each Underwriter contained in this Agreement will be true at the Time of Closing as though they were made at the Time of Closing and they shall survive the completion of the transactions contemplated by this Agreement.

4.5
The obligations of the Underwriters under this section 4 are several and not joint or joint and several.  No Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter.

5.	Delivery of Prospectus and Related Matters.

5.1
The Company will cause to be delivered to the Underwriters, at those delivery points as the Underwriters reasonably request, as soon as possible and in any event no later than 4:00 p.m. (Toronto time) on the Business Day immediately following the issuance of the Preliminary Passport Receipt and the Final Passport Receipt, respectively, and thereafter from time to time during the distribution of the Shares, as many commercial copies of the Preliminary Prospectus and the Final Prospectus as the Underwriters may reasonably request.  The Company will similarly cause to be delivered to the Underwriters, without charge, at those delivery points and in such number as the Underwriters may reasonably request, commercial copies of the U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Shares.  Each delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Placement Memorandum or any Supplementary Material (collectively, the “Offering Documents”) will constitute the Company’s consent to the use of the Offering Documents by the Underwriters and the Selling Firms for the distribution of the Shares in the Qualifying Jurisdictions and the private placement of the Shares in the United States in compliance with the provisions of this Agreement, the Securities Laws and applicable United States federal and state securities laws.

5.2
Each delivery of the Offering Documents to the Underwriters by the Company in accordance with section 5.1 will constitute the representation and warranty of the Company to the Underwriters that (except for the information and statements relating to the Underwriters and furnished by them in writing specifically for use in such document), at the respective times of delivery and, in the case of the Final Prospectus together with Supplementary Material, if any, at the Time of Closing:

5.2.1	the information and statements contained in each of the Offering Documents:

5.2.1.1	are true and correct in all material respects and contain no misrepresentation; and

5.2.1.2	constitute full, true and plain disclosure of all material facts relating to the Shares and to the Company and its subsidiaries, considered as a whole, all as required by the Securities Laws;

5.2.2
no material fact has been omitted from any of the Offering Documents which is required to be stated in the document or is necessary to make the statements therein not misleading in the light of the circumstances in which they were made; and

5.2.3	each of the Offering Documents complies in all material respects with applicable Securities Laws.

5.3
The Company will deliver to the Underwriters, without charge, in Vancouver, British Columbia, contemporaneously with or prior to the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be, unless otherwise indicated:

5.3.1
a copy of the Preliminary Prospectus or the Final Prospectus, as the case may be, each originally signed on behalf of the Company as required by the Securities Laws of each of the Qualifying Jurisdictions;

5.3.2
a copy of the U.S. Placement Memorandum prepared as contemplated herein delivered to the Underwriters immediately following the filing of the Preliminary Prospectus or the Final Prospectus, as the case may be;

5.3.3	a copy of any other document required to be filed by the Company under the Securities Laws in connection with the offering of the Shares contemplated by this Agreement;

5.3.4
as soon as possible, but in any event prior to or contemporaneously with the filing of the Final Prospectus, evidence satisfactory to the Underwriters of the conditional approval of the listing and posting for trading on the TSX of the Shares, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

5.3.5
a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the board of directors of the Company from Deloitte & Touche LLP, and based on a review completed not more than two Business Days prior to the date of the letter, with respect to certain financial and accounting information relating to the Company and its subsidiaries in the Final Prospectus, which letter shall be in addition to the auditors’ reports incorporated by reference in the Final Prospectus and any auditors’ comfort letters addressed to the Securities Commissions.

5.4
Approval letters, comfort letters and other documents substantially similar to those referred to in section 5.3 of this Agreement will be delivered to the Underwriters and the Company and their respective counsel, as applicable, with respect to any Supplementary Material or other relevant document, concurrently with the filing of the Supplementary Material or other relevant document.

5.5
During the period commencing on the date hereof and until completion of the distribution of the Shares, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner.

6.	Material Change.

6.1	The Company will promptly inform the Underwriters in writing during the period prior to the completion of the distribution of the Shares of the full particulars of:

6.1.1
any material change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Company or its subsidiaries and whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, capital or control of the Company and its subsidiaries, considered as a whole;

6.1.2
any material fact which has arisen or has been discovered and would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents; or

6.1.3
any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents or any event, development or state of facts that has occurred after the date of this Agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents including as a result of any of the Offering

Documents containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or misleading in the light of the circumstances in which it was made or which would result in any of the Offering Documents not complying in all material respects with the Securities Laws.

6.2
The Company will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of the Securities Laws of the other Qualifying Jurisdictions, and the Company will prepare and will file promptly at the request of the Underwriters any Supplementary Material which, in the opinion of the Underwriters, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Shares for distribution in each of the Qualifying Jurisdictions.

6.3
In addition to the provisions of sections 6.1 and 6.2, the Company will, in good faith, discuss with the Underwriters any change, event, development or fact contemplated in sections 6.1 and 6.2 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under section 6.1 and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval by the Underwriters and their counsel, acting reasonably.

6.4
During the period commencing on the date hereof until the Underwriters notify the Company of the completion of the distribution of the Shares, the Company will promptly inform the Underwriters of the full particulars of:

6.4.1
any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or for any additional information in respect of the offering of the Shares;

6.4.2
the receipt by the Company of any material communication, whether written or oral, from any Regulatory Authority or any other competent authority, relating to the Final Prospectus or the distribution of the Shares;

6.4.3
any notice or other correspondence received by the Company from any Governmental Body requesting any information, meeting or hearing relating to the Company, its subsidiaries, the offering, the issue and sale of the Shares or any other event or state of affairs, that the Company reasonably believes would have a Material Adverse Effect; or

6.4.4
the issuance by any Regulatory Authority or any other competent authority, of any order to cease or suspend trading or distribution of any securities of the Company or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company.

7.	Regulatory Approvals.

7.1
The Company will file or cause to be filed with the TSX and the Lima Exchange all necessary documents and will take or cause to be taken all necessary steps to ensure that the Shares have been conditionally approved for listing and posting for trading on the TSX, prior to the filing of the Final Prospectus with the Securities Commissions, subject only to satisfaction by the Company of the Standard Listing Conditions.

7.2	Prior to filing of the Final Prospectus, the Company shall provide the Underwriters and their counsel with written evidence of the receipt of, or status of, each of the conditional approvals.

8.	Representations and Warranties of the Company.

The Company represents and warrants to, and agrees with, the Underwriters that:

8.1
each of the Company, Fortuna Silver (Barbados) Inc. (“Fortuna Barbados”), Continuum Resources Ltd. (“Continuum”), Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”), Fortuna Silver Mines Peru S.A.C. (“Fortuna Peru”) and Minera Bateas S.A.C. (“Bateas”) has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation or formation and has all requisite power, capacity and authority to own its properties and assets and to carry on its business and affairs as currently conducted and as disclosed in the Final Prospectus, and the Company has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder;

8.2
each of the Company, Fortuna Barbados, Continuum, Cuzcatlan, Fortuna Peru and Bateas is duly registered, licenced or qualified to carry on business in each jurisdiction and with such regulatory authorities where the failure to be so registered, licenced or qualified would have a Material Adverse Effect;

8.3
the Company is the beneficial owner of 100% of the outstanding shares in the capital of each of Fortuna Barbados, Continuum, Fortuna Peru and Bateas, and is the registered holder of such shares except for certain shares that are held in trust for the Company by certain individuals in accordance with local laws;

8.4	Fortuna Barbados and Continuum are the beneficial owners and registered holders of 100% of the outstanding shares in the capital of Cuzcatlan;

8.5	The Company has no other material direct or indirect subsidiaries other than Fortuna Barbados, Continuum, Cuzcatlan, Fortuna Peru and Bateas (collectively, the “Material Subsidiaries”);

8.6
except as disclosed in the Prospectus, there is no action, suit, investigation, arbitration or proceeding by any Person or before any Regulatory Authority or Governmental Body pending, or, to the knowledge of the Company threatened, against or affecting the Company or its subsidiaries or their businesses which, individually or in the aggregate, if determined adversely to the interest of the Company or its subsidiaries would have a Material Adverse Effect or which would impede or prevent the consummation of the transactions contemplated by this Agreement;

8.7	the execution, delivery and performance by the Company of this Agreement:

8.7.1	has been duly authorized by all necessary action on the part of the Company;

8.7.2
does not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party, except: (i) those which have been obtained (or will be obtained prior to the Time of Closing) or will be obtained in accordance with applicable securities laws, (ii) those as may be required (and will be obtained prior to the Time of Closing) under applicable securities laws or by the TSX or the Lima Exchange; or (iii) those which have not been obtained and would not have a Material Adverse Effect or would not impede or prevent the consummation of the transactions contemplated by this Agreement;

8.7.3
does not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under:

8.7.3.1	any of the terms or provisions of the constating documents or resolutions of the board of directors (or any committee thereof) or resolutions of securityholders of the Company, as applicable; or

8.7.3.2
any judgment, decree, order or award of any court, Governmental Body or arbitrator having jurisdiction over any of the Company or its subsidiaries, of which the Company or its subsidiaries are aware, or any agreement, license or permit necessary for the conduct of their businesses, to which any of the Company or its subsidiaries is a party or by which their businesses may be affected;

provided in each case, such breach, violation, conflict, default or rights would have a Material Adverse Effect;

8.7.4	will not, to the knowledge of the Company, result in the violation of any Law applicable to the Company, and

8.7.5
will not, to the knowledge of the Company, give rise to any Lien on or with respect to the properties or assets owned by the Company or its subsidiaries or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

8.8
this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally, and subject to the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable law;

8.9
each of the Company and the Material Subsidiaries has conducted and is conducting its business in compliance with all applicable Laws, rules and regulations of each jurisdiction in which it carries on business (except where non-compliance with such laws, rules or regulations would not have a Material Adverse Effect), and holds all licences, registrations and qualifications (the “Licences”) which are material to the Company and its subsidiaries, taken as a whole, in all jurisdictions in which it carries on business and the Licences are in good standing and there is no event that constitutes, or with the giving of notice, the lapse of time or the happening of any other event or condition will constitute, a default under the Licences and the Licences are in full force and effect, and have not been rescinded, terminated or otherwise nullified;

8.10
other than as set out in the Prospectus, to the knowledge of the Company, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company;

8.11	the authorized share capital of:

8.11.1
the Company consists of an unlimited number of common shares, without par value, and as at the date hereof there are 95,020,000 common shares validly issued and outstanding as fully paid and non-assessable common shares;

8.11.2
Fortuna Barbados consists of an unlimited number of shares of one class designated as common shares, and as at the date hereof there are 34,482,828 common shares issued and outstanding as fully-paid and non-assessable shares in the capital of Fortuna Barbados;

8.11.3
Continuum consists of an unlimited number of common shares without par value, and as at the date hereof there are 6,786,706 common shares issued and outstanding as fully-paid and non-assessable shares in the capital of Continuum;

8.11.4
Cuzcatlan consists of an unlimited number of common shares, and as at the date hereof there are 952,773 common shares issued and outstanding as fully-paid and non-assessable shares in the capital of Cuzcatlan;

8.11.5
Fortuna Peru consists of 3,097,257 common shares, and as at the date hereof there are 3,097,257 common shares issued and outstanding as fully-paid and non-assessable shares in the capital of Fortuna Peru;

8.11.6	Bateas consists of 56,932,162 common shares, and as at the date hereof there are 56,932,162 common shares issued and outstanding as fully-paid and non-assessable shares in the capital of Bateas;

8.12
other than as set out in or contemplated by the Prospectus or as disclosed in writing to the Underwriters, none of the Company or the Material Subsidiaries, directly or indirectly, holds any shares, other securities, options or rights to subscribe for shares or other securities of any corporation, partnership or other entity, other than securities held in the ordinary course of business;

8.13
except as disclosed in the Prospectus, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such (i) under which the Company, is, or may become, obligated to issue any of its securities or (ii) for the purchase of any security (including debt) of the Company or the Material Subsidiaries or any part of their businesses;

8.14	since September 30, 2009, other than as disclosed in the Prospectus:

8.14.1
there has not been any material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the investments, affairs, assets or liabilities (contingent or otherwise) of the Company or its subsidiaries;

8.14.2	there has not been any material change in the equity capitalization or long-term or short-term debt of the Company or its subsidiaries;

8.14.3	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Company or its subsidiaries; and

8.14.4	the Company and its subsidiaries have carried on their businesses in the ordinary course and in the manner described in the Prospectus;

8.15
the Company is a “reporting issuer” in each of British Columbia, Alberta and Ontario, and is not in default under Securities Laws in such provinces and, in particular, without limiting the foregoing, the Company is in compliance with its obligations to make timely disclosure of all material changes relating to it and (other than in respect of material change reports filed on a confidential basis and thereafter made public or material change reports filed on a confidential basis and in respect of which the material change never came to fruition) no such disclosure has been made on a confidential basis and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed;

8.16	the Transfer Agent at its principal office in Vancouver and Toronto is the duly appointed registrar and transfer agent of the Company with respect to the common shares of the Company;

8.17	the outstanding common shares of the Company are listed and posted for trading on the TSX and the Lima Exchange;

8.18
the form and terms of the certificate for the Shares have been approved and adopted by the board of directors of the Company and do not conflict with any applicable laws and comply with the rules of the TSX and the Lima Exchange;

8.19
the Shares to be issued by the Company as described in this Agreement and in the Prospectus have been, or prior to the Time of Closing will be, duly created and, when issued, delivered and paid for in full, will be validly issued and fully paid common shares in the capital of the Company, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Company;

8.20
the Financial Information has been prepared in accordance with Canadian generally accepted accounting principles and presents fairly, in all material respects, the financial condition of the Company and its subsidiaries as at the dates referred to in such information;

8.21
none of the Company or its subsidiaries has any material outstanding liability, contingent or otherwise, or is a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person, other than (i) those reflected in the Financial Information; (ii) the indemnification and contribution provisions in this Agreement; and (iii) other liabilities in the ordinary course of business, consistent with past practice;

8.22
neither the Company nor any of its subsidiaries is currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness;

8.23
no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use of any of the Offering Documents or preventing or suspending the distribution of the Shares or the trading of securities of the Company generally (and which is continuing in effect as of the date hereof) and the Company is not aware of any investigation, order, inquiry or proceeding that has been commenced or which is pending, contemplated or threatened by any such authority;

8.24	the attributes of the Shares will be consistent in all material respects with the descriptions thereof in the Prospectus;

8.25
to the knowledge of the Company, other than the Underwriters and the Selling Firms, there is no Person acting or purporting to act at the request of the Company who is entitled to any brokerage or agency fee in connection with the sale of the Shares;

8.26
the books and records of the Company and the Material Subsidiaries made available to the Underwriters, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Company and the Material Subsidiaries and contain copies of all material proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of such entities and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors to the date of review of such books and records not reflected in such books and records other than those which have been disclosed to the Underwriters or which are not material;

8.27	the Company and the Material Subsidiaries have properly completed and filed on a timely basis all tax returns required to be filed by them and all federal, state, provincial,

local and foreign income, profits, franchise, sales, use, occupancy, excise and other taxes and assessments (including interest and penalties) that are or may become payable by or due from the Company and the Material Subsidiaries have been fully paid when due or adequate provisions have been made in respect thereof in the books and records of the Company and the Material Subsidiaries;

8.28	except as otherwise disclosed to the Underwriters, to the knowledge of the Company:

8.28.1
it and its subsidiaries are not in violation of any applicable federal, provincial, territorial, municipal or local laws, regulations, orders, government decrees or ordinances, foreign or domestic, with respect to environmental, health or safety matters (collectively, “Environmental Laws”);

8.28.2	it and its subsidiaries have operated its business at all times and have received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

8.28.3
there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Company or its subsidiaries that have not been remedied;

8.28.4	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Company or its subsidiaries;

8.28.5
it and its subsidiaries have not failed to report to the proper federal, provincial, territorial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Laws; and

8.28.6
it and its subsidiaries hold all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and the Company and its subsidiaries have not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

8.29
the Company does not have reason to believe that the Company and the Material Subsidiaries do not have good title to or the right to produce and sell its mineral title, mining permits, mineral rights and mining concessions (for the purposes of this clause, the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of all Liens, charges, encumbrances, restrictions or adverse claims created by, through or under the Company except those arising in the ordinary course of business, which are not material in the aggregate, and to the knowledge of the Company after due inquiry, the Company and the Material Subsidiaries do hold the Interests under valid and subsisting claims, leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, all except as has been disclosed to the Underwriters in writing;

8.30
Deloitte & Touche LLP, the auditors of the Company, are independent public accountants as required under applicable laws and there has not been any disagreement (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) since December 31, 2008 with the auditors of the Company;

8.31	the Company is eligible to use the prompt offering qualification system and procedures established pursuant to National Instrument 44-101 (“NI 44-101”);

8.32
except as has been publicly disclosed, neither the Company nor any of its subsidiaries has completed a “significant acquisition”, as such term is defined in National Instrument 51-102 “Continuous Disclosure Obligations”, since September 30, 2009;

8.33
except as disclosed in the Prospectus, none of the directors, officers or employees of the Company or any of its subsidiaries, any Person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any Person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or its subsidiaries which, as the case may be, materially affects, is material to or will materially affect the Company and its subsidiaries, taken as a whole.

9.	Covenants of the Company.

9.1
The Company covenants and agrees with the Underwriters that the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when the Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of receipts.

9.2
Until the distribution of the Shares has been completed, the Company covenants and agrees with the Underwriters that the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of (i) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents; (ii) the suspension of the qualification of the Shares for offering or sale in any of the Qualifying Jurisdictions; (iii) the institution, threat or contemplation of any proceeding for any of those purposes; or (iv) any requests made by any Securities Commission for amending or supplementing the Prospectus or for additional information, and will use reasonable commercial efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly.

9.3
The Company will apply the proceeds from the issue and sale of the Firm Shares and any Additional Shares substantially in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus.

9.4
The Company will use its reasonable commercial efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect to this Agreement and the transactions contemplated hereby and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement and the transactions contemplated hereby, including obtaining any outstanding Regulatory Approvals.

9.5
In the event the Underwriters advance funds to the Company prior to the Time of Closing in order to facilitate the closing of the transactions contemplated hereby at the Time of Closing, the Company agrees that it will return or cause to be returned to the Underwriters any such funds if the transactions contemplated by this Agreement are not completed at the Time of Closing.

10.	Conditions of Closing.

10.1
The obligation of the Underwriters to purchase the Firm Shares will be subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived in writing in whole or in part by the Underwriters in their discretion:

10.1.1
the Underwriters will have received a legal opinion from Blake, Cassels & Graydon LLP, counsel to the Company dated and delivered the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than Canada and the Qualifying Jurisdictions and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company) with respect to the Company and Continuum, the Prospectus, this Agreement, the Firm Shares, the authorized and issued capital of the Company and Continuum, authorization to conduct business, the Transfer Agents, applicable laws, and such other matters as the Underwriters may reasonably require;

10.1.2
the Underwriters will have received legal opinions from counsel to the Company in each of Barbados, Mexico and Peru dated and delivered the Closing Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to Fortuna Barbados, Cuzcatlan, Fortuna Peru and Bateas, the authorized and issued capital of same, authorization to conduct business, applicable laws and such other matters as the Underwriters may reasonably require;

10.1.3
the Underwriters will have received legal opinions from local counsel to the Company, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, with respect to the title to the Caylloma properties and the San Jose properties;

10.1.4
if any of the Firm Shares are sold to persons in the United States, the Company will cause Troutman Sanders LLP, the Company’s United States counsel, to deliver to the Underwriters a legal opinion dated and delivered the Closing

Date, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, that no registration of the Firm Shares under the U.S. Securities Act is required for the offer and sale of the Firm Shares in the United States in accordance with this Agreement;

10.1.5
the Underwriters will have received certificates dated the Closing Date signed by an officer of the Company or the applicable Material Subsidiary as may be acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

10.1.5.1	the constating documents of the Company and each of the Material Subsidiaries;

10.1.5.2	the resolutions of the directors of the Company relevant to the sale of the Shares and the execution of this Agreement; and

10.1.5.3	the incumbency and signatures of signing officers of the Company;

10.1.6
the Underwriters will have received from Deloitte & Touche LLP a comfort letter, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date the information contained in the comfort letter referred to in section 5.3.5;

10.1.7
the Company will deliver to the Underwriters, at the Time of Closing, a certificate dated the Closing Date addressed to the Underwriters and signed by the President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company, certifying for and on behalf of the Company, after having made due inquiries, with respect to the following matters:

10.1.7.1	the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing;

10.1.7.2
subsequent to the respective dates as at which information is given in the Final Prospectus, there has not been any Material Adverse Change, or any development involving a prospective Material Adverse Change;

10.1.7.3
subsequent to the respective dates as at which information is given in the Final Prospectus, no transaction out of the ordinary course of business, material to the Company and its subsidiaries taken as a whole, has been entered into by the Company or any of its subsidiaries or has been approved by the management of any of them, which has resulted or which would result in a Material Adverse Change;

10.1.7.4
the representations and warranties of the Company contained in this Agreement, and in any certificates of the Company delivered pursuant to or in connection with this Agreement, are true and correct as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;

10.1.7.5
the Final Passport Receipt has been issued by the appropriate Securities Commissions for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Firm Shares has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

10.1.7.6
the representations and warranties of the Company arising by reason of the delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are true and correct on and as at the Time of Closing as if those documents had been dated the Closing Date and delivered to the Underwriters on that date;

and all of those matters will in fact be true and correct as at the Time of Closing;

10.1.8	the Company shall have received all requisite approvals and authorizations of the Regulatory Authorities except those which the failure to obtain would not have a Material Adverse Effect;

10.1.9
all actions required to be taken by or on behalf of the Company including the passing of all requisite resolutions of the directors of the Company and all requisite filings with governmental authorities, Securities Commissions or courts will have occurred at or prior to the Time of Closing so as to validly authorize the execution and filing of the Prospectus;

10.1.10
the Underwriters will have received such other certificates, opinions, agreements, materials or documents in form and substance satisfactory to the Underwriters as the Underwriters may reasonably request;

10.1.11
in the event the Over-Allotment Option is exercised in accordance with its terms, the Company will, at or prior to Over-Allotment Closing Time, deliver to CIBC and Canaccord, on behalf of the Underwriters, that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and the Underwriters will become obligated to purchase from the Company such number of Additional Shares; and

10.1.12
in the event the Over-Allotment Option is exercised in accordance with its terms, the Underwriters will have received such certificates, opinions, agreements, materials or documents set out in this section 10.1 in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters or their counsel may reasonably request.

11.	Closing.

11.1
The closing of the purchase and sale of the Shares will be completed at the Time of Closing or the Over-Allotment Closing Time at the offices of Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, or at any other place determined in writing by the Company and the Underwriters.

11.2
The Company will deliver to CIBC and Canaccord for the respective accounts of the Underwriters the Shares to be issued or sold in accordance with this Agreement through the facilities of CDS Clearing and Depository Services Inc. (“CDS”) or as the Underwriters may direct.  Shares sold to persons in the United States in accordance with Schedule A hereto shall be represented by individual definitive certificates bearing the U.S. legends described herein.

11.3
Delivery of the Shares pursuant to section 11.2 above will be made against payment by the Underwriters of the purchase price for the Shares, net of the fee payable to the Underwriters pursuant to this Agreement, by wire transfers of immediately available (same day) funds to such account of the Company as the Company shall direct.  The direction referred to in this section 11.3 shall be delivered to CIBC and Canaccord on behalf of the Underwriters in writing not less than 48 hours prior to the Time of Closing or the Over-Allotment Closing Time, as the case may be.

11.4
The Company shall pay all fees and expenses payable to the Transfer Agent or CDS in connection with the sale of the Shares contemplated by this section 11 and the fees and expenses payable to the Transfer Agent or CDS in connection with the initial or additional transfers as may be required in the course of the distribution of the Shares.

12.	Restrictions on Further Issues or Sales.

12.1
During the period commencing on the date of this Agreement and ending on the day which is 90 days following the Closing Date, the Company will not, without the prior written consent of CIBC and Canaccord (which consent will not be unreasonably withheld), issue or sell any common shares in its capital or any financial instruments convertible or exercisable into common shares in its capital, or announce any intention to effect the foregoing, other than (i) the Shares to the Underwriters pursuant to this Agreement; (ii) common shares, stock options or other rights pursuant to the Company’s stock option plan; and (iii) common shares pursuant to any other outstanding rights issued as at the date of this Agreement.

13.	Indemnification.

13.1
The Company will protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profit in connection with the distribution of the Shares), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses (collectively, a “Claim”) caused by or arising directly or indirectly by reason of:

13.1.1
any breach of or default under any representation, warranty, covenant or agreement of the Company in this Agreement or any other document or certificate to be delivered by the Company pursuant hereto or the failure of the Company to comply with any of its obligations hereunder or thereunder;

13.1.2
any information or statement (except for any information or statement relating solely to the Underwriters or any of them and furnished by the Underwriters specifically for use in such documents) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except for any information and statements relating solely to the Underwriters or any of them, and furnished by them specifically for use in such document) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

13.1.3
any statement (except for matters relating solely to the Underwriters or any of them, and furnished by them specifically for use in such statements) contained in any information or documents filed by or on behalf of the Company with the Securities Commissions in compliance, or intended compliance, with the Securities Laws which at the time and in the light of the circumstances in which it was made contained or is alleged to have contained a misrepresentation or was untrue, false or misleading;

13.1.4
any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters or any of them and furnished by them specifically for use in such document) contained in any of the Offering Documents, preventing or restricting the trading in or the sale or distribution of the Shares;

13.1.5	the Company not complying with any requirement of any Securities Laws or applicable provision of United States federal or state securities laws;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto.  This indemnity will be in addition to any liability which the Company may otherwise have.

13.2	If any Claim contemplated by section 13.1 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify in writing the Company, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not, subject to the following, affect the liability of the Company under this section and provided further that any failure to so notify in respect of any actual Claim will not increase the liability of the Company under this section).  The Company will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Company and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Company, in each case, which consent will not be unreasonably withheld.  An Indemnified Party will have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

13.2.1	the Company fails to assume the defence of the suit on behalf of the Indemnified Party within a reasonable time after receiving notice of the suit;

13.2.2	the employment of that counsel has been specifically authorized in writing by the Company; or

13.2.3
the named parties to the suit (including any added or third parties) include the Indemnified Party and the Company and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Company or that representation of the Indemnified Party by counsel for the Company is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of cases 13.2.1, 13.2.2 or 13.2.3, the Company will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Company will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction).  Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Company, which consent will not be unreasonably withheld.

13.3
The rights of indemnity contained in this section 13 will not enure to the benefit of the Underwriters or any other Indemnified Party if the provisions of sections 5 and 6 have been complied with by the Company and the Person asserting any claim contemplated by this section 13 was not provided with a copy of the Final Prospectus or Supplementary Material which corrects any untrue statement or information, misrepresentation (for the purposes of Securities Laws or any of them) or omission which is the basis of the Claim and which is required under Securities Laws to be delivered to that Person by the Underwriters or the Selling Firms (if any).

13.4
The Company waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other Person before claiming under the indemnity provided for in this section 13. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

13.5
The Company hereby acknowledges and agrees that, with respect to sections 13 and 14 of this Agreement, the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees, shareholders and agents (collectively, the “Beneficiaries”).  In this regard, each of the Underwriters will act as trustee for the Beneficiaries of the covenants of the Company under sections 13 and 14 of this Agreement with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

13.6
If any Claim is brought in connection with the transactions contemplated by this Agreement and any of the Underwriters is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto (except where the Underwriters are themselves parties to any action), the reasonable fees of the Underwriters at the normal per diem rate for its directors, officers, employees and agents involved in preparation for, and attendance at, such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Company as they are incurred.

13.7
The obligations under sections 13 and 14 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

14.	Contribution.

14.1
In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 13 of this Agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Company severally, as the case may be, will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits in connection with the distribution of the Shares) of the nature contemplated in section 13 of this Agreement and suffered or incurred by the Company in proportions reflective of the relative benefits received by the Indemnified Parties and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters will not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion actually received by them under this Agreement.

14.2
For greater certainty, the Company will not have any obligation to contribute pursuant to this section 14 in respect of any Claim except to the extent the indemnity given by them in section 13 of this Agreement would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

14.3	The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law, provided that sections 14.1 and 14.2 of this section will apply, mutatis mutandis, in respect of that other right.

14.4
No party who has been determined by a court of competent jurisdiction, in a final judgement in respect of a proceeding to which the Company and any one or more of the Indemnified Parties are named as parties, to have engaged in any fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard in connection with a Claim for which indemnification or contribution is sought hereunder, will be entitled to claim indemnity under section 13 or contribution under section 14.1 from any Person who has not also been so determined to have engaged in that fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard in connection with such Claim (provided that, for greater certainty, an Underwriter’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that the Prospectus contained no misrepresentation (or, colloquially, to permit the Underwriter to sustain a “due diligence defence” under Securities Laws) shall not constitute “negligence” for the purposes of this section 14.4, or otherwise disentitle an Indemnified Party from claiming indemnification).

15.	Expenses.

Whether or not the purchase and sale of the Shares pursuant to this Agreement is completed, all expenses of or incidental to the purchase, sale and delivery of the Shares and of or incidental to all matters in connection with the transactions set out in this Agreement will be borne by the Company including, without limitation:

15.1	expenses payable in connection with the qualification for distribution of the Shares under applicable Securities Laws;

15.2	the fees and expenses of the auditors of the Company, counsel to the Company, United States counsel to the Company and all related local counsel;

15.3	the reasonable fees and expenses of counsel to the Underwriters and all out-of-pocket expenses of the Underwriters incurred in connection with the purchase of the Shares;

15.4	all costs incurred in connection with the preparation, filing and printing of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and any Share certification costs; and

15.5	all fees and expenses of the Transfer Agent and CDS;

including Canadian federal goods and services tax and provincial sales tax exigible in respect of any of the foregoing.  With respect to section 15.3, the Underwriters agree to advise the Company in advance of any expected inordinate or unusual fees and expenses.

16.	All Terms to be Conditions.

The Company agrees that the conditions contained in section 10 of this Agreement will be complied with insofar as they relate to acts to be performed or caused to be performed by the Company and that it will use its best efforts to cause all of those conditions to be complied with insofar as they relate to acts to be performed or caused to be performed by the Company.  Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer of the Company and delivered to the Underwriters or the Underwriters’ counsel, will constitute a representation and warranty by the Company to each of the Underwriters as to the matters covered thereby.  Any breach or failure to comply with any of the conditions set out in section 10 will entitle each of the Underwriters to terminate its obligation to purchase the Shares, by written notice to that effect given to the Company at or prior to the Time of Closing.  It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of those conditions without prejudice to the rights of the Underwriters in respect of any of those conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all Underwriters.

17.	Termination by Underwriters in Certain Events.

17.1
Each Underwriter will also be entitled to resign as an Underwriter and terminate all of its obligations hereunder by written notice to that effect given to the Company at or prior to the Time of Closing if:

17.1.1
any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Company or its subsidiaries, or their respective directors or senior officers, or the distribution of the Shares, is instituted or threatened or announced or any order is made by any Governmental Body in Canada, the United States or elsewhere, including, without limitation, the TSX, any Securities Commission, the Lima Exchange, the SEC or other regulatory authority having jurisdiction over the Company or any of its subsidiaries, or their respective businesses or affairs (other than an inquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of the Underwriters or any Selling Firms appointed by such Underwriter), or any change of law, or the interpretation or administration thereof, which, in the opinion of that Underwriter, acting reasonably, operates to prevent or restrict the distribution of the Shares in any of the Qualifying Jurisdictions or would prevent or restrict the distribution of the Shares under this Agreement or would prevent or materially restrict trading in the Shares or would reasonably be expected to have a Material Adverse Effect or a significant adverse effect on the market price or value of the Shares or any of them;

17.1.2
there should occur any material change or any change in any material fact or other change, event, development or fact such as is contemplated in section 6 hereof, or that Underwriter becomes aware of any undisclosed material fact, which, in the opinion of that Underwriter, acting reasonably, results or would reasonably be expected to result in the purchasers of a material number of Shares exercising their right under applicable legislation to withdraw from or rescind their purchase thereof or sue for damages in respect thereof or would reasonably be expected to have a Material Adverse Effect or a significant adverse effect on the market price or value of the Shares or any of them;

17.1.3
there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any Law or regulation which, in the opinion of that Underwriter, acting reasonably, seriously adversely affects or will seriously adversely affect the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries, taken as a whole; or

17.1.4	the Company is in breach of any material term, condition or covenant or this Agreement, or any material representation or warranty given in this Agreement by the Company is or becomes false.

17.2
If this Agreement is terminated by any of the Underwriters pursuant to section 17.1 of this Agreement, there will be no further liability on the part of that Underwriter to the Company or of the Company to that Underwriter, except in respect of any liability of the Company which may have arisen or may later arise under sections 13, 14 and 15 of this Agreement.

17.3
The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to all other remedies they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.  A notice of termination given by one Underwriter under this section 17 will not be binding upon the other Underwriters who have not also executed such notice.

18.	Over-Allotment.

In connection with the distribution of the Shares, the Underwriters and the Selling Firms (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws.  Those stabilizing transactions, if any, may be discontinued at any time.

19.	Obligations of the Underwriters to be Several.

Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Firm Shares will be several and not joint.  The percentage of the Firm Shares to be severally purchased and paid for by each of the Underwriters will be as follows:

CIBC World Markets Inc.	45%

Canaccord Financial Ltd.	45%

BMO Nesbitt Burns Inc.	10%

If an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Shares which that Underwriter has agreed to purchase under this Agreement (other than in accordance with sections 16 or 17) (the “Defaulted Shares”), the remaining Underwriters (the “Continuing Underwriters”) may delay the closing date for not more than five (5) days and the Continuing Underwriters will be entitled, at their option, to purchase all but not less than all of the Defaulted Shares pro rata according to the number of Shares to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters.  If the Continuing Underwriters do not elect to purchase the Defaulted Shares:

19.1	the Continuing Underwriters will not be obliged to purchase any of the Firm Shares or Additional Shares, as applicable;

19.2	the Company will not be obliged to sell less than all of the Firm Shares or Additional Shares, as applicable; and

19.3
the Company will be entitled to terminate their obligations under this Agreement arising from their acceptance of this offer, in which event there will be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of sections 13, 14 and 15.

20.	Notice.

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a)	in the case of the Company:	Fortuna Silver Mines Inc. Suite #840 355 Burrard Street Vancouver, British Columbia V6C 2G8 Attention: Mr. Jorge A. Ganoza Durant President and Chief Executive Officer Facsimile No.: (604) 484-4029

	with a copy to:	Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia V7X 1L3 Attention: Mr. Bob Wooder Facsimile No.: (604) 631-3309

(b)	in the case of the Underwriters:	CIBC World Markets Inc. Suite 700, Commerce Place 400 Burrard Street Vancouver British Columbia V6C 3A6 Attention: Matthew Quinlan Facsimile No.: (604) 891-6330

and:	Canaccord Financial Ltd. Suite 2200 609 Granville Street Vancouver, British Columbia V7Y 1H2 Attention: Ali Pejman Facsimile No.: (604) 643-7733

with a copy to:	McCarthy Tétrault LLP P.O. Box 10424, Pacific Centre Suite 1300, 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K2 Attention: Michael G. Urbani Facsimile No.: (604) 605-5289

The parties may change their respective addresses for notices by notice given in the manner set out above.  Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by facsimile and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.

21.	Miscellaneous.

21.1
Except with respect to sections 13, 14, 16 and 17 of this Agreement, all transactions and notices on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by CIBC and Canaccord and CIBC and Canaccord will in good faith discuss with the other Underwriter the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be.

21.2	This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

21.3	Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

21.4
The words “agreement”, “hereof”, “hereunder” and similar phrases mean and refer to the agreement formed as a result of the acceptance by the Company of this offer by the Underwriters to purchase the Shares.

21.5
All representations, warranties, covenants and agreements of the Company contained in this Agreement or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale contemplated by this Agreement will survive the purchase and sale of the Shares and the termination of this Agreement and will continue in full force and effect for the benefit of the Underwriters for a period of three years after the Closing Date, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Underwriters with respect thereto.  The Underwriters will be entitled to rely on the representations and warranties of the Company contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

21.6
Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

21.7
This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

21.8
To the extent permitted by applicable law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21.9
Except as provided for herein, this Agreement and the other documents referred to in this Agreement constitute the entire agreement between the Underwriters and the Company relating to the subject matter of this Agreement and supersede all prior agreements between those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

21.10
The Company acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing institutional and retail brokerage, investment advisory, research, investment management, securities lending and custodial services to clients and trading in financial products as agent or principal.  It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this agreement and effect transactions in those securities for their own account or for the account of their respective clients.  The Company agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Company’s interests under this Agreement.

21.11
The Company hereby acknowledges that (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other, (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Company and (iii) the Company’s engagement of each of the Underwriters in connection with the offering contemplated hereby and the process leading up to such offering is as independent contractors and not in any other capacity.  Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering contemplated hereby (irrespective of whether any of the Underwriters has advised or is currently advising the Company on related or other matters).  The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

21.12
The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Company and the Underwriters and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the prior written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

If this letter accurately reflects the terms of the transactions which we are to enter into and such terms are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

CIBC WORLD MARKETS INC. “Matthew Quinlan”
Matthew Quinlan

CANACCORD FINANCIAL LTD. “Ali Pejman”
Ali Pejman

BMO NESBITT BURNS INC. “Jamie Rogers”
Jamie Rogers

Accepted and agreed to by the undersigned as of the date of this letter first written above.

FORTUNA SILVER MINES INC. “Jorge A. Ganoza Durant”
Jorge A. Ganoza Durant
President and Chief Executive Officer

SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

(a)	“affiliate” means “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

(b)
“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of “directed selling efforts” contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(c)
“General Solicitation” or “General Advertising” means “general solicitation” or “general advertising”, as used under Rule 502(c) of Regulation D.  Without limiting the foregoing, but for greater clarity, general solicitation or general advertising includes, but is not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television or on the Internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d)
“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(e)	“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

(f)	“Offshore Transaction” means an “offshore transaction” as that term is defined in Regulation S;

(g)	“Rule 144A” means Rule 144A promulgated by the SEC under the U.S. Securities Act;

(h)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S; and

(i)	“U.S. Affiliate” of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and any applicable state securities laws.  Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1.
It has not offered and sold, and will not offer and sell, any Shares as part of its distribution except: (a) outside the United States in Offshore Transactions in accordance with Rule 903 of Regulation S, or (b) in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act in the manner provided in Sections 3 through 11 below.  Accordingly, none of the Underwriter, its affiliates or any persons acting on its or their behalf, has made or will make (except as permitted in Sections 3 through 11 below):

(i)	any offer to sell or any solicitation of an offer to buy, any Shares to any Person that is in the United States,

(ii)
any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or Person acting on its or their behalf reasonably believed that such purchaser was outside the United States, or

(iii)	any Directed Selling Efforts.

2.
All offers and sales of Offered Shares in the United States shall be made by the Underwriter through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (except where exempted from the respective state’s broker-dealer registration requirements) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.  The U.S. Affiliate will make all offers and sales of the Shares in compliance with all applicable United States federal and state broker-dealer requirements.

3.
It and its affiliates have not, either directly or through a person acting on its or their behalf, solicited and will not solicit offers for, have not offered to sell and will not offer to sell, sold and will not sell any of the Shares in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

4.
Any offer, sale or solicitation of an offer to buy any Shares that has been made or will be made in the United States was or will be made only to persons that are reasonably believed by the Underwriter and its U.S. Affiliate to be Qualified Institutional Buyers in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

5.
Immediately prior to soliciting any offeree that is in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on its or their behalf, had and will have reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and at the time of completion of each sale to any such purchaser, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that such purchaser is a Qualified

Institutional Buyer acquiring the Shares for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion.

6.
It agrees to deliver, through the U.S. Affiliate (i) a copy of the preliminary U.S. Placement Memorandum or the final U.S. Placement Memorandum (if then available) to each person in the United States to whom it offers to sell or from whom it solicits any offer to buy the Shares, and (ii) prior to the time of sale, a copy of the final U.S. Placement Memorandum to each purchaser that is in the United States.  The U.S. Placement Memorandum will include statements to the effect that the Shares have not been registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold in the United States unless the Shares have been registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available. No other written material will be used by it in connection with the offer or sale of the Shares in the United States.

7.	If the Underwriter is making offers or sales into the United States, both the Underwriter and its U.S. Affiliate are Qualified Institutional Buyers on the date hereof and any applicable Closing Date.

8.
It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with the U.S. Affiliate, any selling group members or with the prior written consent of the Company. The Underwriter will require that each Selling Firm agree in writing, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with, the provisions of this Schedule A of the Agreement as if such provisions applied to such Selling Firm.

9.
None of the Underwriter, its affiliate or any person acting on its or their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Shares in the United States.

10.
Prior to the Closing Date, the Underwriter will provide the Company with a list of all offerees and purchasers of the Shares in the United States and the registration instructions for each such purchaser (it being understood that the Shares sold to such U.S. purchasers will be individually certificated).

11.
At each Closing, each Underwriter and each U.S. Affiliate offering and selling Shares in the United States will provide a certificate, substantially in the form of Appendix I to this Schedule A relating to the manner of the offer and sale of the Shares in the United States or will be deemed to have represented that it did not offer or sell Shares in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that:

1.	The Company is, and at the Closing will be, a Foreign Issuer, and the Company reasonably believes that it has no substantial U.S. Market Interest in its common shares.

2.
The Company is not, and as a result of the sale of the Shares contemplated hereby will not be, an “investment company”, as defined in the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act.

3.
Except with respect to offers and sales in the United States in reliance upon an exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder, none of the Company, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made), has made or will make:

(a)	any offer to sell, or any solicitation of an offer to buy, any Shares in the United States;

(b)	any sale of Shares unless, at the time the buy order was or will have been originated, the purchaser was:

(i)	outside the United States, or

(ii)	the Company, its affiliates, and any person acting on its or their behalf reasonably believe that the purchaser was outside the United States.

4.
None of the Company, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the banking and selling group formed by them or any person acting on its or their behalf, as to whom the Company makes no representation), has made or will make any Directed Selling Efforts or has taken or will take any action in violation of Regulation M under the U.S. Exchange Act or that would cause the applicable exemption afforded by Rule 144A or the exclusion available under Regulation S to be unavailable for offers and sales of the Shares pursuant to this Agreement.

5.
None of the Company, its affiliates or any person acting on its or their behalf (other than the Underwriters, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.
The Company has not, for a period of six months prior to the commencement of the offering of Shares sold, offered for sale or solicited any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Shares and would cause the exemption from registration set forth in Rule 144A to become unavailable with respect to the offer and sale of the Shares.

7.
The Shares are not, and as of the Closing Date, the Shares will not be, and no securities of the same class as the Shares are or will be, listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, quoted in an “automated inter-dealer quotation system”, as such term is used in the U.S. Exchange Act, or convertible or exchangeable at an effective conversion premium (calculated as specified in Section (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

8.
For so long as any of the Shares resold pursuant to Rule 144A are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and cannot be sold pursuant to Rule 144(b)(1) under the U.S. Securities Act, the Corporation will, if it is not subject to the reporting requirements of Section 13 or Subsection 15(d) of the U.S. Exchange Act or the information furnishing requirements of Rule 12g3-2(b) thereunder or if it is subject to such reporting requirements and fails to comply therewith, provide to any holder of those restricted securities, or to any prospective purchaser of those restricted securities designated by a holder, upon the request of that holder or prospective purchaser, at or prior to the time of sale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as that requirement is necessary in order to permit holders of the restricted securities to effect resales under Rule 144A).

APPENDIX I
TO SCHEDULE A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of Shares of Fortuna Silver Mines Inc. (the “Company”) pursuant to the Underwriting Agreement dated February 9, 2010, among the Company and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(i)
the Shares have been offered and sold in the United States only through our U.S. Affiliate, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)
all offers and sales of Offered Shares in the United States have been effected through our U.S. Affiliate in accordance with all applicable federal and states laws and regulations governing the registration and conduct of securities brokers and dealers;

(iii)	each offeree that was in the United States was provided with a copy of the U.S. Placement Memorandum relating to the offering of the Shares;

(iv)
immediately prior to transmitting the U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer and, on the date hereof, we have reasonable grounds to believe and do believe that each person in the United States is a Qualified Institutional Buyer;

(v)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Shares in the United States;

(vi)	the offering of the Shares in the United States has been conducted in accordance with the terms of the Underwriting Agreement, including Schedule A thereto; and

(vii)	prior to any sale of Shares in the United States, we delivered a copy of the final U.S. Placement Memorandum and the Final Prospectus to the purchaser.

I-1

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto) unless otherwise defined herein.

Dated this _____ day of _____________, 2010.

CANACCORD FINANCIAL LTD.	CANACCORD ADAMS INC.
Ali Pejman

I-2